UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing on Schedule 14D-9 relates to a planned tender offer by Atlas Acquisition Corp. (“Acquisition Sub”), a Colorado corporation and a wholly-owned subsidiary of Haemonetics Corporation (“Haemonetics”), a Massachusetts corporation, to purchase all of the outstanding shares of common stock, $0.01 par value per share, and all of the outstanding shares of preferred stock, $0.01 par value per share of Global Med Technologies, Inc. (“Global Med”), a Colorado corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Sub and Global Med.
Forward-Looking Statements
This document contains forward-looking statements, including those relating to Haemonetics’ anticipated acquisition of Global Med and expected benefits and effects of the transaction. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of Global Med common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; and that Global Med’s business will have been adversely impacted during the pendency of the tender offer. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause Global Med’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Global Med nor Haemonetics undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. Additional information on these and other risks, uncertainties and factors is included in Global Med’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.
Additional Information and Where to Find It
The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell capital stock of Global Med. At the time the tender offer is commenced, Haemonetics and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC and Global Med will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.
The tender offer will be made solely by the Tender Offer Statement. Holders of shares of Global Med common stock and preferred stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of Global Med common stock and preferred stock should consider before making any decision regarding tendering their securities.
Stockholders of Global Med will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Haemonetics and Global Med through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of Global Med at 303-238-2000 or by mailing a request to Global Med at 12600 West Colfax, Suite C-420, Lakewood, CO 80215.

The following is a copy of a notice to be sent from Global Med to its stock option holders.
[Global Med Letterhead]
February 8, 2010
[Optionee]
[Address]
Re: Notice of Right to Exercise Vested Option
Dear [Optionee]:
          This letter is intended to notify you of certain rights you may have with respect to any stock option awards granted to you under any Global Med Technologies, Inc. (the “Company”) stock plan or otherwise and outstanding as of the date of this notice (the “Options”). The Options provide for the right to purchase a designated number of shares of Global Med common stock at a specified per-share exercise price, subject to the terms and conditions of the award agreement and, if applicable, the Company stock plan under which it was granted.
          Cash Out and Termination of Options. The Company has entered into an Agreement and Plan of Merger with Haemonetics Corporation and Atlas Acquisition Corp., as of January 31, 2010 (the “Merger Agreement”), which provides for the merger (the “Merger”) of the Company and Atlas Acquisition Corp. following which the Company will be a wholly-owned subsidiary of Haemonetics Corporation. The Merger Agreement provides that all outstanding options that are vested and have not been exercised prior to the date of the Merger will be canceled in exchange for the right to receive the “Cashout Amount.” The Cashout Amount, with respect to each Option, refers to a lump sum cash payment, less any applicable tax withholding, equal to (1) $1.22, representing the per-share price of the Company’s common stock under the Merger Agreement, minus (2) the exercise price for such Option, multiplied by (3) the number of vested and exercisable shares subject to such Option. Options that are unvested or not exercisable on the date of the Merger, as well as any Options having a per-share exercise price equal to or greater than $1.22 will be terminated without any payment.
          Right to Exercise Options. In lieu of receiving the Cashout Amount, you are entitled to exercise your vested Options for a period of at least 30 days prior to the date such Options will be converted into the right to receive the Cashout Amount, or otherwise canceled in connection with the Merger. This letter is to notify you of your right to exercise your vested Options for a period of 30 calendar days from the date of this letter. Accordingly, the exercise period provided under this notice will end on March 10, 2010. Following March 10, 2010, all outstanding and unexercised Options will be canceled in exchange for the right to receive the Cashout Amount or, to the extent such Options are not vested, they will be canceled and terminated. This exercise period does not apply to any Options or portion of any Options that are not vested and exercisable under the applicable terms of the Options or any other agreement between you and the Company.
          If you wish to exercise your vested Options instead of receiving the Cashout Amount, you must provide your notice of exercise (in a form approved by or otherwise acceptable to the Company) and payment of the applicable exercise price (and any related tax withholding) by March 10, 2010. Please note that it is expected that all outstanding shares of the Company’s stock (including any shares acquired on exercise of any Options) will be purchased in connection with the Merger at the $1.22 per-share price.
          If you wish to receive payment of the Cashout Amount with respect to your vested Options, you do not have to do anything at this time. You will receive additional information regarding the cashout of your vested Options and the payment of the Cashout Amount in the near future.
          As noted above, if you wish to exercise your vested Option rather than receiving the Cashout Amount, we must receive your signed exercise notice and payment of the aggregate exercise price for the shares being exercised (and any applicable tax withholding) no later than March 10, 2010.
          Please note that the conversion of your vested Options into the right to receive the Cashout Amount and the cancellation and termination of any unvested Options as described in this notice is conditioned on the occurrence of the Merger. In the event that the Merger does not occur, your Options (both vested and unvested) will continue in effect in accordance with their terms.
          If you need any additional information or have any questions, please feel free to contact Darren Craig at (916) 404-8159.

Sincerely,

GLOBAL MED TECHNOLOGIES, INC.

By:

Title: